Exhibit 99.1

Jiayin Group Inc. Reports First Quarter 2022 Unaudited Financial Results

-- First Quarter Total Loan Origination Volume Grew 95.4% to RMB8,153 Million --

-- First Quarter Net Income Grew 54.3% to RMB144.6 Million --

SHANGHAI, June 8, 2022 (GLOBE NEWSWIRE) --Jiayin Group Inc. (“Jiayin” or the “Company”) (NASDAQ: JFIN), a leading fintech platform in China, today announced its unaudited financial results for the first quarter ended March 31, 2022.

First Quarter 2022 Operational and Financial Highlights:

•	Loan origination volume[1] was RMB8,153 million (US$1,286 million), representing an increase of 95.4% from the same period of 2021.

•	Average borrowing amount per borrowing was RMB8,736 (US$1,378), representing an increase of 41.0% from the same period of 2021.

•	Repeat borrowing rate[2] was 70.1%, compared with repeat borrowing rate of 74.2% in the same period of 2021.

•	Net revenue was RMB511.2 million (US$80.6 million), representing an increase of 49.0% from the same period of 2021.

•	Income from operations was RMB182.5 million (US$28.8 million), compared with RMB113.8 million in the same period of 2021.

•	Net income was RMB144.6 million (US$22.8 million), representing an increase of 54.3% from RMB93.7 million in the same period of 2021.

Mr. Yan Dinggui, the Company’s Founder, Director and Chief Executive Officer, commented: “We continued to generate strong growth momentum in the first quarter of 2022 despite increasing macroeconomic uncertainties and challenges posed by the resurgence of COVID-19. During the quarter, our net revenue grew by 49.0% to RMB511.2 million while net income increased by 54.3% to RMB144.6 million from the same period of 2021. Such strong top-line growth and profitability improvement were highlighted by our robust operating performance as our loan origination volume grew by 95.4% year over year to RMB8,153 million in the first quarter of 2022. Going forward, our commitments are to strengthen our platform’s risk management capabilities, grow our borrower base, refine our product portfolios, and accelerate our global business expansion. While we remain cognizant of the evolving macroeconomic landscape, we believe that our continuous efforts in such areas will sustain us through the near-term headwinds and position us well for emerging opportunities.”

[1]	“Loan origination volume” refers the loan origination volume facilitated in Mainland China during the period presented.
[2]	“Repeat borrowing rate” refers to the repeat borrowers as a percentage of all of our borrowers in Mainland China.

“Repeat borrowers” during a certain period refers to borrowers who have borrowed in such period and have borrowed at least twice since such borrowers’ registration on our platform until the end of such period.

Exhibit 99.1

First Quarter 2022 Financial Results

Net revenue was RMB511.2 million (US$80.6 million), representing an increase of 49.0% from the same period of 2021.

Revenue from loan facilitation services was RMB446.5 million (US$70.4 million), representing an increase of 39.1% from the same period of 2021. The increase was primarily due to the increased loan origination volume from the Company’s institutional funding partners.

Other revenue was RMB64.7 million (US$10.2 million), compared with RMB22.2 million in the first quarter of 2021. The increase was mainly driven by revenue generated from individual investor referral services, which was partially offset by a decrease in revenue from the Company’s overseas business.

Origination and servicing expense was RMB93.4 million (US$14.7 million), representing an increase of 45.7% from the same period of 2021, in line with the increase in the Company’s loan origination volume.

Allowance for receivables and contract assets was RMB4.0 million (US$0.6 million), representing a decrease of 50.0% from the same period of 2021, primarily due to the reduced loan volume from overseas markets.

Sales and marketing expense was RMB148.8 million (US$23.5 million), representing an increase of 63.2% from the same period of 2021, primarily due to an increase in borrower acquisition expenses as well as an increase in the Company’s loan origination volume in the first quarter of 2022.

General and administrative expense was RMB40.7 million (US$6.4 million), representing an increase of 7.7% from the same period of 2021, primarily driven by higher professional service fees.

Research and development expense was RMB41.8 million (US$6.6 million), representing an increase of 48.8% from the same period of 2021, primarily due to higher employee compensation and benefit costs as well as increased professional service fees.

Income from operations was RMB182.5 million (US$28.8 million), compared with RMB113.8 million in the same period of 2021.

Net income was RMB144.6 million (US$22.8 million), compared with RMB93.7 million in the same period of 2021.

Cash and cash equivalents were RMB170.3 million (US$26.9 million) as of March 31, 2022, compared with RMB182.6 million as of December 31, 2021.

The following table provides the delinquency rates of all outstanding loans on the Company’s platform in Mainland China as of the respective dates indicated.

Exhibit 99.1

	Delinquent for
As of	1-30 days	31-60 days	61-90 days	91 -180 days	More than 180 days
	(%)
December 31, 2018	1.35	2.53	2.37	5.46	9.45
December 31, 2019	1.27	2.20	1.68	4.79	8.39
December 31, 2020	1.47	0.88	0.70	1.66	1.81
December 31, 2021	1.31	0.90	0.72	1.78	2.12
March 31, 2022	0.78	0.74	0.53	1.61	2.69

The following chart and table display the historical cumulative M3+ Delinquency Rate by Vintage for loan products facilitated through the Company’s platform in Mainland China.

	Month on Book
Vintage	4th	5th	6th	7th	8th	9th	10th	11th	12th	13th	14th	15th
2018Q1	2.41%	4.38%	6.21%	8.05%	9.80%	11.35%	12.71%	13.80%	14.61%	15.10%	15.38%	15.44%
2018Q2	2.43%	4.43%	6.15%	7.87%	9.47%	11.02%	12.30%	13.50%	14.25%	14.70%	14.94%	15.00%
2018Q3	2.23%	3.89%	5.66%	7.30%	8.89%	10.64%	12.00%	12.86%	13.47%	13.87%	14.07%	14.13%
2018Q4	2.26%	4.53%	6.38%	8.25%	9.99%	11.40%	12.44%	13.22%	13.83%	14.25%	14.53%	14.64%
2019Q1	2.17%	3.86%	5.32%	6.84%	8.13%	9.21%	10.21%	11.07%	11.85%	12.45%	12.80%	12.87%
2019Q2	1.83%	3.40%	4.59%	5.85%	6.98%	8.21%	9.35%	10.33%	11.08%	11.54%	11.73%	11.74%
2019Q3	1.64%	3.41%	4.26%	5.42%	7.03%	8.60%	10.13%	10.94%	11.59%	11.92%	12.04%	12.01%
2019Q4	1.31%	3.08%	4.52%	6.27%	7.69%	8.69%	9.51%	9.99%	10.31%	10.49%	10.55%	10.54%
2020Q1	1.67%	3.43%	4.46%	5.36%	6.11%	6.67%	7.09%	7.38%	7.61%	7.76%	7.84%	7.85%
2020Q2	1.46%	2.37%	3.11%	3.68%	4.14%	4.52%	4.80%	5.08%	5.27%	5.42%	5.49%	5.51%
2020Q3	0.96%	1.70%	2.24%	2.77%	3.27%	3.73%	4.16%	4.47%	4.71%	4.87%	4.96%	4.98%
2020Q4	0.85%	1.74%	2.37%	3.00%	3.49%	3.89%	4.24%	4.50%	4.72%	4.87%	4.96%	4.99%
2021Q1	0.96%	1.83%	2.45%	3.04%	3.51%	3.95%	4.28%	4.56%	4.78%	—	—	—
2021Q2	1.00%	1.90%	2.65%	3.30%	3.90%	4.35%	—	—	—	—	—	—
2021Q3	0.95%	1.86%	2.65%	—	—	—	—	—	—	—	—	—

Changes in Management

On May 9, 2022, the Company announced that Mr. Chunlin Fan had rejoined the Company as Chief Financial Officer, effective from May 5, 2022. Ms. Bei Bai and Ms. Jin Chen, who had served as the Co-Chief Financial Officers of the Company since January 8, 2021, stepped down

Exhibit 99.1

from such roles and would continue serving the Company as Senior Financial Controller and Senior Investment and Finance Director, respectively, effective from May 5, 2022.

Conference Call

The company will conduct a conference call on Wednesday, June 8, 2022 at 8:00 AM U.S. Eastern Time (8:00 PM Beijing/Hong Kong Time).

Please register in advance to join the conference using the link provided below and dial in 10 minutes before the call is scheduled to begin. Conference access information will be provided upon registration.

Participant Online Registration: http://apac.directeventreg.com/registration/event/3247939

A replay of the conference call may be accessed by phone at the following numbers until June 16, 2022. To access the replay, please reference the conference ID 3247939.

	Phone Number	Toll-Free Number
United States	+1 (646) 254-3697	+1 (855) 452-5696
Hong Kong	+852 30512780	+852 800963117
Mainland China		+86 4008209035 +86 8009880552

A live and archived webcast of the conference call will be available on the company’s investors relations website at http://ir.jiayin-fintech.com/.

About Jiayin Group Inc.

Jiayin Group Inc. is a leading fintech platform in China committed to facilitating effective, transparent, secure and fast connections between underserved individual borrowers and financial institutions. The origin of the business of the Company can be traced back to 2011. The Company operates a highly secure and open platform with a comprehensive risk management system and a proprietary and effective risk assessment model which employs advanced big data analytics and sophisticated algorithms to accurately assess the risk profiles of potential borrowers. For more information, please visit https://ir.jiayin-fintech.com/.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at a specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.3393 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of March 31, 2022. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Safe Harbor / Forward-Looking Statements

Exhibit 99.1

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Potential risks and uncertainties include, but are not limited to, those relating to the Company’s ability to retain existing investors and borrowers and attract new investors and borrowers in an effective and cost-efficient way, the Company’s ability to increase the investment volume and loan origination of loans volume facilitated through its marketplace, effectiveness of the Company’s credit assessment model and risk management system, PRC laws and regulations relating to the online individual finance industry in China, general economic conditions in China, and the Company’s ability to meet the standards necessary to maintain listing of its ADSs on the Nasdaq Stock Market or other stock exchange, including its ability to cure any non-compliance with the continued listing criteria of the Nasdaq Stock Market. All information provided in this press release is as of the date hereof, and the Company undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by the Company is included in the Company’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F.

For more information, please contact:

In China:

Jiayin Group

Mr. Shawn Zhang

Email: ir@jiayinfintech.cn

or

The Blueshirt Group

Ms. Ally Wang

Email: ally@blueshirtgroup.com

In the U.S.:

Ms. Julia Qian

Email: julia@blueshirtgroup.com

Exhibit 99.1

JIAYIN GROUP INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except for share and per share data)

	As of December 31,	As of March 31,
	2021	2022
	RMB	RMB	US$
ASSETS
Cash and cash equivalents	182,551	170,344	26,871
Restricted cash	2,016	2,017	318
Amounts due from related parties	37,017	62,964	9,932
Accounts receivable and contract assets, net	502,431	678,254	106,992
Loan receivables, net	329	620	98
Prepaid expenses and other current assets	62,255	94,159	14,853
Deferred tax assets, net	48,456	55,527	8,759
Property and equipment, net	9,100	7,877	1,243
Right-of-use assets	35,507	31,512	4,971
Long-term investment	90,528	92,825	14,643
Other non-current assets	1,242	1,814	286
TOTAL ASSETS	971,432	1,197,913	188,966
LIABILITIES AND EQUITY
Payroll and welfare payable	56,056	36,724	5,793
Amounts due to related parties	4,485	1,421	224
Tax payables	409,063	479,232	75,597
Accrued expenses and other current liabilities	118,808	154,735	24,409
Other payable related to the disposal of Shanghai Caiyin	322,028	322,028	50,799
Lease liabilities	35,243	31,097	4,905
TOTAL LIABILITIES	945,683	1,025,237	161,727
SHAREHOLDERS' EQUITY
Class A ordinary shares (US$ 0.000000005 par value; 108,100,000 shares issued and outstanding as of December 31, 2021 and March 31, 2022)[3]	0	0	0
Class B ordinary shares (US$ 0.000000005 par value; 108,000,000 shares issued and outstanding as of December 31, 2020 and March 31, 2022)[3]	0	0	0
Additional paid-in capital	840,580	843,718	133,093
Accumulated deficit	(794,762)	(650,068)	(102,546)
Accumulated other comprehensive loss	(17,954)	(18,817)	(2,968)
Total Jiayin Group Inc. shareholder's equity	27,864	174,833	27,579
Non-controlling interests	(2,115)	(2,157)	(340)
TOTAL SHAREHOLDERS' EQUITY	25,749	172,676	27,239
TOTAL LIABILITIES AND EQUITY	971,432	1,197,913	188,966

[3]	The total shares authorized for both Class A and Class B are 10,000,000,000,000.

Exhibit 99.1

JIAYIN GROUP INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amounts in thousands, except for share and per share data)

	For the Three Months Ended March 31,
	2021	2022
	RMB	RMB	US$
Net revenue (including revenue from related parties of RMB 11,811, and RMB 3,740 for 2021Q1 and 2022Q1, respectively)	343,055	511,174	80,636
Operating cost and expenses:
Origination and servicing	(64,099)	(93,402)	(14,734)
Allowance for receivables and contract assets	(8,010)	(4,020)	(634)
Sales and marketing	(91,245)	(148,789)	(23,471)
General and administrative	(37,793)	(40,708)	(6,422)
Research and development	(28,121)	(41,768)	(6,589)
Total operating costs and expenses	(229,268)	(328,687)	(51,850)
Income from operation	113,787	182,487	28,786
Interest (expense) income	(905)	275	43
Other income, net	1,936	4,505	711
Income before income taxes and income from investment in affiliates	114,818	187,267	29,540
Income tax expense	(22,169)	(45,400)	(7,162)
Income from investment in affiliates	1,025	2,781	439
Net income	93,674	144,648	22,817
Less: net income (loss) attributable to noncontrolling interest shareholders	461	(46)	(7)
Net income attributable to Jiayin Group Inc.	93,213	144,694	22,824
Weighted average shares used in calculating net income per share:
- Basic and diluted	216,100,000	216,100,000	216,100,000
Net income per share:
- Basic and diluted	0.43	0.67	0.11
Net income	93,674	144,648	22,817
Other comprehensive income, net of tax of nil:
Foreign currency translation adjustments	(964)	(859)	(136)
Comprehensive income	92,710	143,789	22,681
Comprehensive income (loss) attributable to noncontrolling interest	364	(42)	(7)
Total comprehensive income attributable to Jiayin Group Inc.	92,346	143,831	22,688